EXHIBIT 20.1

NEWS	Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, TN 38125
(901) 252-5466

FOR IMMEDIATE RELEASE

THOMAS & BETTS REPORTS THIRD QUARTER 2002 RESULTS

Turnaround Continues on Track;

Manufacturing Restructuring Program Nearly Complete

MEMPHIS, Tenn. — October 21, 2002 — Thomas & Betts Corporation (NYSE: TNB) today reported financial results for the quarter ended September 29, 2002.

      Sales for the third quarter were $327.5 million, down 12.3 percent compared to the same period last year. The sales decline is due mainly to continued weakness in the U.S. commercial and industrial markets and the divestiture or discontinuation of certain non-strategic product lines. Excluding the latter, sales were down 7.4 percent compared to the year-ago period.

      Earnings from operations were $13.4 million for the quarter compared to a loss of $37.8 million in the third quarter 2001. The current quarter includes $5.5 million in charges associated with the final stages of a previously announced manufacturing restructuring program and $4.6 million reserved for exposure associated with the bankruptcy of a major customer in the company’s communications segment. Third quarter 2001 operating earnings include $44.6 million in pre-tax charges related primarily to the sale of certain product lines and $3.9 million in goodwill amortization.

      Thomas & Betts reported a net loss of $10.6 million, or $0.18 loss per share, in the quarter just ended, including the charges noted above and a $13.1 million net-of-tax charge ($19.0 million pre-tax) related to the settlement of a consolidated securities class-action lawsuit. In the third quarter last year, the company reported a $45.6 million net loss, or $0.78 loss per share, which, when adjusted for the elimination of goodwill amortization in accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), would have been a net loss of $41.7 million, or $0.71 loss per share. 2001 results also include $41.1 million net-of-tax charges ($44.6 million pre-tax) primarily associated with the sale of certain product lines referenced above.

      “We continue to execute our plan of turning Thomas & Betts around despite having received no help from the economy,” said T. Kevin Dunnigan, chairman and chief executive officer. “Operationally, our electrical business is substantially stronger today than when we began the manufacturing restructuring program late last year. When demand strengthens in our core electrical markets, the full benefit of these efforts should be clearly evident.”

      Since beginning the program in late 2001, Thomas & Betts has incurred $80.7 million in charges related to the manufacturing plan, slightly below original estimates. The company may incur a final, nominal charge in the fourth quarter 2002 as the manufacturing program draws to an end.

Gross Margin Improves

      The company’s gross margin for the quarter was 25.0 percent of sales, compared to 22.6 percent in the same period last year. Several factors, including lower manufacturing costs, lower freight expense, and improved pricing in the electrical segment, contributed to the improvement.

      Selling, general and administrative (SG&A) expenses, as a percent of sales, improved year-over-year. SG&A was $68.3 million, or 20.9 percent of sales, in the quarter just ended, compared to $85.6 million, or 22.9 percent of sales, in the third quarter 2001. The improvement is primarily due to actions taken over the past several quarters to align sales and support functions with sales levels and to tightly manage expenses. The elimination of goodwill amortization also contributed to lower SG&A.

      The company said that its short-term goal is to achieve a gross margin of at least 30 percent and SG&A of 20 percent or less as a percentage of sales when demand strengthens in its core markets. Subsequent additional improvement beyond these levels may be possible.

Balance Sheet Review

      Early in the company’s turnaround effort, Thomas & Betts comprehensively revised its accounts receivable processes and has demonstrated significant improvements as a result of these efforts. At the end of the third quarter 2002, Days Sales Outstanding were down approximately 20 percent on a year-over-year basis.

      The company also continues to focus on effectively managing inventory. Although inventory was up slightly compared to year-end 2001 ($198.5 million compared to $192.1 million), the increase was due largely to seasonality in the company’s HVAC business and the need to support equipment moves related to the manufacturing restructuring. Inventory levels are expected to decrease in the fourth quarter.

      Net debt (total debt less cash, cash equivalents and marketable securities) was $400.6 million at the close of the third quarter compared with $503.8 million this time last year and $430.2 million at year-end 2001.

Segment Results

      Third quarter 2002 sales in the company’s Electrical segment were $255.8 million, down 11.5 percent from the same period last year. Excluding divested and discontinued product sales, Electrical segment sales were down 5.1 percent, due largely to continued weakness in U.S. commercial and industrial construction markets, original equipment manufacturing markets and lower across-the-board capital spending by domestic manufacturers.

      Electrical segment earnings were $10.8 million in the quarter, versus a loss of $7.7 million in the third quarter 2001. When adjusted for the elimination of goodwill amortization in accordance with SFAS 142, the segment would have reported a loss of $4.7 million in the year-ago period. The improvement in Electrical segment performance is due to the many actions taken by the company to lower manufacturing, freight, and SG&A expenses as well as improved selling prices.

Both the 2002 and 2001 third quarter segment results were adversely impacted by charges: $5.5 million for manufacturing restructuring in 2002 and $7.1 million for asset disposition and severance costs in 2001.

      Third quarter 2002 sales in the Steel Structures segment were $32.0 million compared to $35.1 million in the year-ago period. Segment earnings were $5.2 million, roughly flat with the prior-year quarter when adjusted for the elimination of goodwill amortization. Demand in this segment has softened somewhat due to delayed spending by utilities on expanding the power transmission grid.

      Sales in the company’s Communications segment were $15.1 million compared to $25.7 million in the same quarter 2001. The segment recorded a $4.0 million loss compared to a $0.9 million loss in the year-earlier period. Both sales and earnings in the current quarter were adversely impacted by a $4.6 million charge for exposure associated with the bankruptcy of a major customer in the cable TV industry.

      Sales in the HVAC segment were $24.5 million for the third quarter, up slightly from the year-earlier period. The segment reported earnings of $2.3 million in the quarter, an improvement over the $1.0 million in earnings reported in the third quarter 2001. Although market demand remains at historically low levels, tight expense controls helped boost segment performance.

Year-to-Date Results

      For the first nine months of 2002, Thomas & Betts reported sales of $1.0 billion, down 12.5 percent on a year-over-year basis. Excluding divested or discontinued products, sales would have been down 7.0 percent.

      The company reported a year-to-date net loss of $66.7 million, or $1.14 loss per share, compared to a loss of $55.9 million, or $0.96 loss per share, in the year-ago period. When adjusted for the elimination of the amortization of goodwill, nine-month 2001 results would improve by $11.7 million. 2002 results include $21.8 million net-of-tax charges ($31.6 million pre-tax) associated with the manufacturing restructuring program, $13.1 million net-of-tax charge ($19.0 million pre-tax) for the settlement of the consolidated securities class-action lawsuit, and a $44.8 million goodwill impairment charge taken in the first quarter. 2001 nine-month results include $41.1 million in net-of-tax charges ($44.6 million pre-tax) related primarily to the divestiture or discontinuation of certain product lines.

Directional Guidance

      Commenting on the outlook for the remainder of 2002, Dunnigan said that the company does not expect any meaningful recovery in market demand. Overall, fourth quarter sales are expected to be approximately flat year over year.

      “Despite challenging market conditions, we expect to continue to improve our underlying operating performance in the fourth quarter as we realize further benefits from our restructuring activities. Assuming no change in sales volume, fourth-quarter operating earnings as a percent of sales should be in the mid- to high-single digits,” Dunnigan concluded.

Corporate Overview

      Thomas & Betts (www.tnb.com) is a leading designer and manufacturer of connectors and components for electrical and communication markets. The company is also a leading producer of steel structures used primarily for utility transmission and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.5 billion in 2001 and employs approximately 10,000 people.

###

      This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, economic and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

Note:	The attached financial tables support the information provided in this news release:

Condensed Consolidated Statements of Operations
Segment Information
Recap of Manufacturing Efficiency and Consolidation Initiatives
Transitional Disclosures for Statement of Financial Accounting Standards No. 142
Condensed Consolidated Balance Sheets

Contact: Tricia Bergeron (901) 252-8266

Conference Call and Webcast Information

      Thomas & Betts will hold a conference call/webcast to discuss the company’s third quarter 2002 results on Tuesday, October 22, 2002 at 10:00 am EDT (9:00 am CDT). To access the call, please call (785) 832-0201 (the ID for the call is “TNB”). The call can also be accessed via the Thomas & Betts corporate website at www.tnb.com. The conference call will be recorded and available for replay through 12:00 midnight EDT on Thursday, October 24, 2002. To access the replay, please call (402) 220-0869 (no password required).

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)
(Unaudited)

	Quarter Ended		Year to Date

	September 29,	September 30,	September 29,	September 30,
	2002	2001	2002	2001

Net sales	$327,469	$373,186	$1,010,799	$1,155,578
Cost of sales	245,704	288,738	767,756	885,913

Gross margin	81,765	84,448	243,043	269,665
Gross margin — % of net sales	25.0%	22.6%	24.0%	23.3%
Selling, general and administrative	68,342	85,600	214,747	267,207
Selling, general and administrative — % of net sales	20.9%	22.9%	21.2%	23.1%
Impairment charges on long-lived assets	—	36,637	—	36,637
Provision — restructured operations	59	—	1,685	—

Earnings (loss) from operations	13,364	(37,789)	26,611	(34,179)
Income (loss) from unconsolidated companies	936	(1,542)	2,036	2,137
Interest expense — net	(10,216)	(11,355)	(28,696)	(31,853)
Other (expense) income — net	(19,472)	(483)	(19,031)	(2,246)

Loss before income taxes	(15,388)	(51,169)	(19,080)	(66,141)
Income tax provision (benefit)	(4,771)	(5,558)	2,815	(10,199)

Net loss before cumulative effect of an accounting change	$(10,617)	$(45,611)	$(21,895)	$(55,942)
Cumulative effect of an accounting change, net of tax	—	—	(44,815)	—

Net loss	$(10,617)	$(45,611)	$(66,710)	$(55,942)

Basic loss per share:
Net loss before cumulative effect of an accounting change	$(0.18)	$(0.78)	$(0.38)	$(0.96)
Cumulative effect of an accounting change, net of tax	—	—	(0.77)	—

Net loss	$(0.18)	$(0.78)	$(1.14)	$(0.96)

Diluted loss per share:
Net loss before cumulative effect of an accounting change	$(0.18)	$(0.78)	$(0.38)	$(0.96)
Cumulative effect of an accounting change, net of tax	—	—	(0.77)	—

Net loss	$(0.18)	$(0.78)	$(1.14)	$(0.96)

Average shares outstanding:
Basic	58,298	58,150	58,266	58,105
Diluted	58,298	58,150	58,266	58,105

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

SEGMENT INFORMATION

(In thousands)
(Unaudited)

	Quarter Ended		Year to Date

	September 29,	September 30,	September 29,	September 30,
	2002	2001	2002	2001

Net sales:
Electrical	$255,793	$289,007	$777,469	$900,687
Steel Structures	32,028	35,050	100,734	104,712
Communications	15,110	25,690	67,805	81,609
HVAC	24,538	23,439	64,791	68,570

Total net sales	$327,469	$373,186	$1,010,799	$1,155,578

Segment earnings (loss):
Electrical	$10,836	$(7,659)	$12,742	$(2,764)
Steel Structures	5,190	4,835	14,023	13,503
Communications	(3,961)	(875)	(149)	(6,797)
HVAC	2,294	1,005	3,716	653

Total reportable segment earnings (loss)	14,359	(2,694)	30,332	4,595
Total reportable segment earnings (loss) — % of net sales	4.4%	-0.7%	3.0%	0.4%
Provision — restructured operations	(59)	—	(1,685)	—
Asset impairment	—	(36,637)	—	(36,637)
Interest expense — net	(10,216)	(11,355)	(28,696)	(31,853)
Other (expense) income — net	(19,472)	(483)	(19,031)	(2,246)

Loss before income taxes	$(15,388)	$(51,169)	$(19,080)	$(66,141)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

RECAP OF MANUFACTURING EFFICIENCY AND CONSOLIDATION INITIATIVES

(In thousands)
(Unaudited)

	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	Year to Date
	2001	2002	2002	2002	2002	Cumulative

Certain costs excluded from electrical segment earnings:
Impairment charges on long-lived assets	$30,041	$—	$—	$—	$—	$30,041
Provisions — restructured operations	11,666	1,265	361	59	1,685	13,351
Cost of sales	3,047	—	—	—	—	3,047

Total excluded from segment earnings	44,754	1,265	361	59	1,685	46,439

Certain costs reflected in electrical segment earnings:
Cost of sales	4,321	11,024	13,431	5,473	29,928	34,249

Total reflected in segment earnings	4,321	11,024	13,431	5,473	29,928	34,249

Total manufacturing plan costs	$49,075	$12,289	$13,792	$5,532	$31,613	$80,688

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

TRANSITIONAL DISCLOSURES FOR

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142
(In thousands, except per share data)
(Unaudited)

	Quarter Ended

	September 29,
	2002	September 30, 2001

			Add back
			Goodwill
		As reported	Amortization	As adjusted

Loss before income taxes	$(15,388)	$(51,169)	$3,907	$(47,262)
Income tax (benefit)	(4,771)	(5,558)	34	(5,524)

Net loss	$(10,617)	$(45,611)	$3,873	$(41,738)

Net loss per common share:
Basic	$(0.18)	$(0.78)	$0.07	$(0.71)

Diluted	$(0.18)	$(0.78)	$0.07	$(0.71)

Segment earnings (loss):
Electrical	$10,836	$(7,659)	$3,006	$(4,653)
Steel Structures	5,190	4,835	511	5,346
Communications	(3,961)	(875)	36	(839)
HVAC	2,294	1,005	354	1,359

Total reportable segment earnings (loss)	14,359	(2,694)	3,907	1,213
Provision — restructured operations	(59)	—	—	—
Impairment charges on long-lived assets	—	(36,637)	—	(36,637)
Interest expense — net	(10,216)	(11,355)	—	(11,355)
Other (expense) income — net	(19,472)	(483)	—	(483)

Earnings (loss) before income taxes	$(15,388)	$(51,169)	$3,907	$(47,262)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

TRANSITIONAL DISCLOSURES FOR

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 142
(In thousands, except per share data)
(Unaudited)

	Year to Date

	September 29,
	2002	September 30, 2001

			Add back
			Goodwill
		As reported	Amortization	As adjusted

Loss before income taxes	$(19,080)	$(66,141)	$11,823	$(54,318)
Income tax provision (benefit)	2,815	(10,199)	81	(10,118)

Net loss before cumulative effect of an accounting change	$(21,895)	$(55,942)	$11,742	$(44,200)

Net loss per common share before cumulative effect of an accounting change:
Basic	$(0.38)	$(0.96)	$0.20	$(0.76)

Diluted	$(0.38)	$(0.96)	$0.20	$(0.76)

Segment earnings (loss):
Electrical	$12,742	$(2,764)	$9,112	$6,348
Steel Structures	14,023	13,503	1,537	15,040
Communications	(149)	(6,797)	108	(6,689)
HVAC	3,716	653	1,066	1,719

Total reportable segment earnings	30,332	4,595	11,823	16,418
Provision — restructured operations	(1,685)	—	—	—
Impairment charges on long-lived assets	—	(36,637)	—	(36,637)
Interest expense — net	(28,696)	(31,853)	—	(31,853)
Other (expense) income — net	(19,031)	(2,246)	—	(2,246)

Loss before income taxes	$(19,080)	$(66,141)	$11,823	$(54,318)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	September 29,	December 30,
	2002	2001

ASSETS
Current assets:
Cash and cash equivalents	$217,145	$234,843
Marketable securities	53,280	6,982
Receivables — net	190,791	188,160
Inventories — net	198,494	192,079
Income tax receivables	—	5,779
Deferred income taxes	74,407	79,821
Other current assets	49,602	62,639

Total current assets	783,719	770,303
Property, plant and equipment — net	291,462	309,080
Goodwill — net	436,872	473,871
Other intangible assets — net	866	959
Investments in unconsolidated companies	120,838	121,735
Deferred income taxes	11,639	50,148
Other assets	31,616	35,514

Total assets	$1,677,012	$1,761,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$110,292	$54,002
Accounts payable	125,042	120,688
Accrued liabilities	145,557	176,959
Income taxes payable	8,392	4,060

Total current liabilities	389,283	355,709
Long-term debt	560,683	618,035
Other long-term liabilities	100,347	104,581
Deferred income taxes	—	—
Shareholders’ equity	626,699	683,285

Total liabilities and shareholders’ equity	$1,677,012	$1,761,610